Revised Draft dated October 13, 2011
October 14, 2011
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile Number: (703) 813-6982
Attention: Mr. Ronald Winfrey
                 Mr. Brad Skinner

Re:	EOG Resources, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 — Filed February 24, 2011 File No. 001-09743
Ladies and Gentlemen:
     On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “our” or “us”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 29, 2011, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission via the Commission’s EDGAR system on February 24, 2011 (the “2010 Form 10-K”).
     For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

United States Securities and Exchange Commission
October 14, 2011

Form 10-K for the Year Ended December 31, 2010
Business, page 1
Exploration and Production, page 2
1.	Please furnish to us a spread sheet presentation of your proved developed and proved undeveloped reserves for each of the U.S. basins presented on pages 2-4.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
Risk Factors, page 14
Drilling crude oil and natural gas wells is a high-risk activity and subjects us to a variety of risks that we cannot control, page 15
2.	Please expand your discussion to disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing. Address offshore operations separately.
Response: In lieu of revising the risk factor referenced by the Staff (to disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing), we propose, subject to the Staff’s views, to revise the risk factor appearing on page 20 of the 2010 Form 10-K (captioned “We do not insure against all potential losses and could be materially and adversely affected by unexpected liabilities or unexpected levels of liability.”) to provide such expanded disclosure. We believe that addressing the consequences of loss of hydrocarbon containment in such risk factor is more appropriate, since such risk factor addresses the risks of all aspects of our crude oil and natural gas operations (and not just the risks of drilling crude oil and natural gas wells). Such an approach would also appear to be consistent with the risk factor disclosures of our peer companies (based on our review of the fiscal year 2010 Forms 10-K of our peer companies). Set forth below, for the Staff’s consideration, is the Company’s proposed expanded version of such risk factor.

United States Securities and Exchange Commission
October 14, 2011

Our crude oil and natural gas operations involve many risks and expose us to potential losses and liabilities, and insurance may not fully protect us against these risks and potential losses and liabilities.
               Our onshore and offshore operations are subject to all of the risks associated with exploring and drilling for, and producing, gathering, processing and transporting, crude oil and natural gas, including the risks of:
•	well blowouts and cratering;

•	loss of well control;

•	crude oil spills, natural gas leaks and pipeline ruptures;

•	pipe failures and casing collapses;

•	uncontrollable flows of crude oil, natural gas, formation water or drilling fluids;

•	releases of chemicals or other hazardous substances;

•	adverse weather conditions, such as hurricanes, and other natural disasters;

•	fires and explosions;

•	terrorism or vandalism;

•	formations with abnormal pressures; and

•	malfunctions of gathering, processing and other equipment.
If any of these events occur, we could incur losses and liabilities as a result of:
•	injury or loss of life;

•	damage to, or destruction of, property, equipment and crude oil and natural gas reservoirs;

•	pollution or other environmental damage;

•	regulatory investigations and penalties as well as clean-up and remediation responsibilities and costs;

•	suspension or interruption of our operations, including due to injunction; and

•	repairs necessary to resume operations.
          We maintain insurance against many, but not all, such losses and liabilities in accordance with what we believe are customary industry practices and in amounts and at costs that we believe to be prudent and commercially practicable. The occurrence of any of these events and any losses or liabilities incurred as a result of such events, if uninsured or in excess of our insurance coverage, would reduce the funds available to us for our onshore and offshore exploration, exploitation, development and production activities and could, in turn, have a material adverse effect on our business, financial condition and results of operations.

United States Securities and Exchange Commission
October 14, 2011

     Subject to the Staff’s comments, we intend to include risk factor disclosure that is substantively consistent with the above disclosure in our future Forms 10-K (beginning with our Form 10-K for the fiscal year ended December 31, 2011). We also intend to add language to the risk factor referenced by the Staff that would refer the reader to the expanded risk factor disclosure proposed above.

     With respect to the portion of the Staff’s comment requesting that EOG’s offshore operations be separately addressed, please note that our offshore operations have recently been addressed in detail with the Staff — specifically, our correspondence to the Staff (submitted via facsimile, EDGAR and Federal Express) dated July 22, 2010 (in response to Staff comment 1 in its comment letter to EOG dated June 25, 2010), August 27, 2010 (in response to Staff comments 1 and 2 in its comment letter to EOG dated August 17, 2010) and December 10, 2010 (in response to Staff comments 1 and 2 in its comment letter to EOG dated November 30, 2010). As a result of this correspondence with the Staff, we provided expanded disclosure regarding the insurance coverage, contractual indemnities and risk allocation for our offshore (and onshore) operations on page 13 of the 2010 Form 10-K (and we intend to do so, as appropriate, in our future Form 10-K filings as well).
     However, as stated in such correspondence to the Staff, we operate or have interests in a limited number of wells offshore Trinidad and Tobago and in the United Kingdom North Sea, East Irish Sea and the Gulf of Mexico, which currently represent in the aggregate less than 1% of our total wells and approximately 15% of our total production. Moreover, our Gulf of Mexico production of liquids (i.e., crude oil, condensate and natural gas liquids) is currently a mere 39 barrels (approximately) per day. Thus, our offshore operations, particularly our offshore operations in the Gulf of Mexico, are immaterial in relation to our overall operations and production. Moreover, we do not have any plans for future offshore drilling in the Gulf of Mexico.
     Accordingly, as Item 503(c) of Regulation S-K calls for disclosure of only the “most significant factors” applicable to EOG, we do not feel separate discussion of the risks pertaining to our offshore operations is warranted or appropriate. Please note, however, that the expanded risk factor proposed above does cover EOG’s offshore operations.
     EOG appreciates the recently heightened interest of investors and others in the offshore operations of oil and gas companies, in light of the Macondo well blowout and related Deepwater Horizon drilling rig explosion in the Gulf of Mexico in April 2010. Accordingly, we will consider adding disclosure to our future Forms 10-K (beginning with our Form 10-K for the fiscal year ended December 31, 2011) noting the immaterial nature of EOG’s offshore operations.

United States Securities and Exchange Commission
October 14, 2011

Consolidated Statements of Income and Comprehensive Income, page F-5
3.	We note the 2010 line item under “Operating Expenses” for “Lease and Well” is $698 million while the 2010 line item for “Production Costs” in the Results of Operations on page F-44 is $998 million. We see similar differences for 2009 and 2008. With reasonable detail, please reconcile these differences to us. Address the production cost line items that are not included in “Operating Expenses”.
Response: Please refer to the below reconciliation of “Lease and Well” expenses to “Production Costs” for each of fiscal years 2010, 2009 and 2008 (amounts in thousands).

Page of
2010
Form
10-K		2010	2009	2008
F-5	Lease and Well	$698,430	$579,290	$559,185
	Production-Related Taxes (a):
	Severance/Property	220,636	95,240	230,368
	Ad Valorem	78,999	64,066	78,431

F-44	Production Costs	$998,065	$738,596	$867,984

(a)	Production-related taxes are included in the Taxes Other Than Income line of the Consolidated Statements of Income and Comprehensive Income on page F-5 of the 2010 Form 10-K.
Supplemental Information to Consolidated Financial Statements, Page F-34
Oil and Gas Producing Activities, page F-35
4.	We note your statement, “Those few [proved undeveloped] locations developed in year six or later are located in areas in which EOG has a demonstrated track record of continuous development activity that exceeds the length of the current development plan.” Please tell us the number of locations scheduled for development beyond five years from booking as well as the PUD reserves attributed to them.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

United States Securities and Exchange Commission
October 14, 2011

Net Proved and Proved Developed Reserve Summary, pages F-37
5.	Please submit to us the petroleum engineering reports you used as the basis for your 2010 Eagle Ford shale and Haynesville shale proved reserve disclosures. You may provide this in digital form utilizing flash drive or compact disk. Include for each shale play:
a)	One-line recaps for each property in spread sheet format sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for each of the three largest (net equivalent reserve basis) wells/locations in the proved developed and proved undeveloped categories (12 total) as well as the AFE for each of the six PUD locations;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of these 12 properties. Include the number of spacing units these six PUD locations are from the nearest productive wells as well as a map and a brief narrative in support of the assigned reserves. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
6.	With reasonable detail, please explain to us the:
•	Terminal net decline rates employed in the proved reserve estimates for your Eagle Ford and Haynesville shale play, the technical support for them (including analogy fields) and the effect of increasing/decreasing the decline rates by 25% on Estimated Ultimate Recovery and economic well life;

•	Results — incremental estimated ultimate recovery and cost — of any Eagle Ford and Haynesville shale refracture treatments as well as provisions for any such future treatments.
Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

United States Securities and Exchange Commission
October 14, 2011

     The Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely, /s/ Timothy K. Driggers
Timothy K. Driggers
Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa Mr. Frederick J. Plaeger, II Ms. Ann D. Janssen Ms. Jill R. Miller